(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL OMB Number: 3235-0058 Expires: March 31, 2006 Estimated average burden hours per SEC FILE NUMBER CUSIP NUMBER

For Period Ended: December 31, 2004
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

IMPCO Technologies, Inc.

Full Name of Registrant

AirSensors, Inc.

Former Name if Applicable

16804 Gridley Place

Address of Principle Executive Office (Street and Number)

Cerritos, CA 90703

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to

Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company’s new management team is conducting a thorough review of the valuation of the Company’s intangible assets and is examining the appropriateness of adjustments to reflect the value of these items. In connection with this review and in consultation with its auditor, the company also is considering changes in methodology for valuation of inventory and is examining its reserves for inventory and accounts receivable.

The Company is continuing to address the necessary assessment processes required by Section 404 of the Sarbanes-Oxley Act. Based on preliminary results to date the Company has identified an internal control deficiency that constituted a material weakness in internal controls over financial reporting at December 31, 2004. This material weakness relates to the Company’s cycle counting process for the determination of physical counts in inventory located in the United States. Our assessment is that the control activities related to cycle counting of physical inventory were inadequate. Management is in the process of remediating this weakness in these procedures and plans to expand the testing of these controls in future periods. This internal control weakness will be referenced in the report of management in the Company’s Annual Report on Form 10-K, which will indicate that the Company’s internal controls were not effective as of December 31, 2004. The report will be accompanied by Company’s independent registered public accounting firm’s assessment, which management expects will result in an adverse report related to the Company’s internal control structure (which is separate and apart from the independent auditor’s report on the Company’s financial statements).

In addition, the Company’s current Chief Executive Officer, Mariano Costamagna, assumed that position effective January 1, 2005 in connection with the Company’s previously announced acquisition of the remaining 50% equity interest of B.R.C. Società a Responsabilità Limitata. During the period following the end of the reporting period, the Company has dedicated substantial resources to (a) a thorough review of intangible assets based on the change in management and on the fact that the Company is undergoing its first audit with a new audit firm; (b) the management transition and the completion of the BRC acquisition, which was approved by shareholders on March 10, 2005 and is expected to be concluded on or about March 31, 2005; (c) the consummation of a public offering in February 2005; and (d) the evaluation and testing of its internal control over financial reporting in compliance with Section 404 of the Sarbanes-Oxley Act of 2002 as noted above. Accordingly, the Company cannot file its annual report on Form 10-K for the fiscal year ended December 31, 2004 within the prescribed period without unreasonable effort or expense. The Company anticipates that it will be able to file its Form 10-K by March 31, 2005 including all required Section 404 reports and certifications, but as noted above, expects that report to include a statement to the effect that the Company has noted a material weakness in its internal controls over cycle counting procedures in its manufacturing operations.

PART IV— OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Marcus Williams (Name)	206 (Area Code)	628-7710 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Based upon currently available information management estimates that the Company will recognize losses in excess of the net loss of approximately $6.9 million, or $0.41 per share, for the 2003 fiscal year. Owing to the reasons set forth in response to Part III above, the Company is continuing to examine the appropriateness and the amount of certain non-cash items and is not currently in a position to provide quantitative information about the anticipated change.

2

IMPCO Technologies, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 17, 2005	By:	/s/ Mariano Costamagna
Mariano Costamagna Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.
2.	One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.
3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.
5.	Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.

3